Brooklyn ImmunoTherapeutics, Inc.
10355 Science Center Drive, Suite 150
San Diego, CA 92121

May 9, 2022

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Michael Davis

RE:	Brooklyn ImmunoTherapeutics, Inc. (the “Company”) Registration Statement on Form S-3 (the “Registration Statement”) Filed April 29, 2022 File No. 333-264585

Dear Mr. Davis:

The Company hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the Registration Statement so that such Registration Statement will become effective as of 5:00 p.m. on May 11, 2022, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

Brooklyn ImmunoTherapeutics, Inc.

By:	/s/ Howard J. Federoff
	Name:	Howard J. Federoff
	Title:	Chief Executive Officer and President